Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

August 11, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2339

Core Four 60/40 Allocation Portfolio, Series 24

File Nos. 333-272586 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2339, filed on June 12, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Core Four 60/40 Allocation Portfolio, Series 24 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please disclose the risks associated with the types of investments listed in the “Principal Investment Strategy” section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. In order to clarify what types of investments are principal investments of this trust, once the portfolio is selected, a sentence will be added stating the types of investments that represent a significant amount of the trust’s assets as of the date of deposit.

2.       Please provide a definition for foreign securities and emerging markets.

Response: In response to this comment, the second and third sentences of the third paragraph under the “Principal Investment Strategy” section will be deleted and replaced with the following:

The U.S.-listed common stocks held by the trust may include the common stocks of small-, mid- or large-capitalization U.S. and non-U.S. companies, including ADRs, GDRs and New York Registry Shares. A non-U.S. company is a company for which the primary market is outside the United States. The non-U.S. securities may be issued by companies located in emerging markets. An emerging market economy is the economy of a developing nation that is becoming more engaged with global markets as it grows. Emerging market economies have some, but not all, of the characteristics of a developed market.

3.       Does the trust have a principal investment strategy of investing in growth stocks? If so, please disclose this in the “Principal Investment Strategy” section.

Response: In response to this comment, the following sentence will be added to the end of the second paragraph under the “Principal Investment Strategy” section: “Of the 60% in equity securities, at least approximately 20% will be invested in growth stocks due to the capital appreciation sleeve.”

Investment Summary — Investment Risks

4.       The risk disclosures relating to floating-rate securities and senior loans has disclosure relating to LIBOR. Please update the LIBOR disclosure.

Response: In response to this comment, the last paragraph of the floating-rate securities risk disclosure will be replaced with the following:

Many of the floating-rate securities in which an ETF may invest are subject to rates that are tied to an interest rate. Historically, many floating-rate securities were tied to the London Interbank Offered Rate (“LIBOR”).  Since June 30, 2023, LIBOR settings have ceased to be published on a representative basis. Certain replacement rates have been identified and other replacement rates could be adopted by market participants. It is not possible to predict the effect of any replacement rates. Any potential effects of the transition away from LIBOR on certain instruments in which an ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Any effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding floating-rate securities.

Similar revisions will be made to the senior loans risk disclosure.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren